UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: . . . . . 3235-0058
Washington, D.C. 20549	Expires: April 30, 2025
Estimated average burden hours
FORM 12b-25	per response. . . . . . . . 2.50

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-38608

CUSIP NUMBER
86633R 609

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:__________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

WISA TECHNOLOGIES, INC.

Full Name of Registrant

Former Name if Applicable

15268 NW Greenbrier Pkwy

Address of Principal Executive Office (Street and Number)

Beaverton, OR 97006

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule (c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

WiSA Technologies, Inc. (the “Company”) has experienced delays in completing its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (the “Form 10-Q”), within the prescribed time period, without unreasonable effort or expense, due to the fact that the Company effected a 1-for-150 reverse stock split of its common stock on April 12, 2024 (the “Reverse Stock Split”) and requires additional time to reflect the impact of the Reverse Stock Split in its financial statements and other disclosures included in the Form 10-Q. The Company intends to file the Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brett Moyer	(408)	627-4716
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported in a Form 8-K filed with the Securities and Exchange Commission on May 13, 2024, for the quarter ended March 31, 2024, the Company’s net income (loss) is expected to be between $1.7 million and $3.7 million, as compared to net income (loss) of approximately $(921,000) for the prior-year period. This expected increase in net income is primarily due to (i) the change in fair value of warrant liabilities, which increased the Company’s net income, as a result of the subsequent decrease in the price of the Company’s common stock at March 31, 2024 compared to the price of the Company’s common stock on the date of the warrant issuance, as well as the decline in its stock price from December 31, 2023 related to existing warrant liabilities and (ii) the quarter ended March 31, 2023 having a $1.3 million increase in inventory reserves impacting gross profit, whereas the quarter ended March 31, 2024 does not.

WISA TECHNOLOGIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 14, 2024	By:	/s/ Brett Moyer
Brett Moyer
President and Chief Executive Officer